UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release titled “ABB accelerates transformation: Stage 2 of Next Level Strategy” issued by ABB Ltd dated September 9, 2015 together with related definitions of financial measures.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB accelerates transformation

Stage 2 of Next Level Strategy

London, United Kingdom, September 9, 2015: Capital Markets Day

■  Unlocking additional value through realignment of unique power & automation offering

■  New Power Grids division brings No. 1 power & automation offering to utilities, strategic portfolio review of this division initiated

■  New Electrification Products division combines leading low- and medium-voltage offering

■  Continuing focus on profitable organic growth complemented by value-creating M&A

■  $1 bn white-collar productivity savings by end of 2017 in addition to ongoing cost measures

■  $2 bn cash released from working capital by end of 2017

■  Revenue growth target (3-6%) aligned to new market realities, all other targets confirmed

■  Share buyback program continued

Today ABB launched the second stage of its Next Level strategy with a divisional realignment aimed at driving organic growth by delivering more customer value in a better, more focused way from its combined power & automation offering. The company intends to drive $1 billion in white-collar cost savings, free up $2 billion in cash and become more active in value-creating acquisitions.

“We are now accelerating to Stage 2 of our Next Level strategy,” said CEO Ulrich Spiesshofer. “The actions we are announcing today will deliver additional value in a more focused way to customers through our unique power & automation offering. At the same time, we will become leaner, faster and more agile. This will drive the shift of our center of gravity towards higher growth, greater competitiveness and lower risk. With these actions, we address the rapidly changing market conditions and face the increased uncertainty in the world.

“We returned ABB to top-line and operational EPS growth1 in Stage 1 of the Next Level strategy,” Spiesshofer said. “We turned around Power Systems, simplified the organization and built a framework to drive a new performance culture. With that foundation, we are ready for Stage 2.”

Effective January 1, 2016, ABB will operate in a streamlined set-up of four divisions. The new Power Grids division will focus on the changing needs of utility customers with ABB’s complete power & automation offering for transmission and distribution delivered from a single source—“power & automation for the grid. ABB’s leading offering to industry and transport & infrastructure—“power & automation for the site”—will be provided by three divisions. The new Electrification Products division will combine ABB’s leading low- and medium-voltage businesses. The Discrete Automation and Motion and Process Automation divisions will be further aligned, addressing customer needs and operational efficiency. As a result, ABB’s new divisional structure will be streamlined from 5 divisions to 4.

“Our new Power Grids division will be number one globally in supplying power & automation solutions for power grid customers, serving transmission and distribution utilities in the future as a single business,” Spiesshofer said. “We have initiated a strategic portfolio review of the Power Grids division to determine the best way to enhance its long-term success and create value for our customers and shareholders.

“The new Electrification Products division will provide our customers with one of the broadest low-voltage and medium-voltage offerings, driving value from our growing network of channel partners around the world,” he said.

1  Revenue growth is on a like-for-like basis. Operational EPS growth assumes constant exchange rates.

ABB will accelerate the implementation of its previously-announced 1,000-day programs to drive white-collar productivity and working capital management. The company expects to deliver approximately $1 billion in structural cost savings by the end of 2017, in addition to the ongoing program aimed at reducing costs by the equivalent of 3-5 percent of cost of sales every year. Improved working capital management is expected to free up at least $2 billion in cash by the end of 2017 for investment in high-return capital expenditure, research and development, disciplined acquisitions and shareholder returns.

The company is continuing its current two-year, $4-billion share buyback program.

Peter Voser, chairman of ABB’s Board of Directors, said “the Board is pleased with ABB’s progress addressing operational performance, business complexity and the performance culture within the Next Level strategy. In Stage 2, we are focused on strategically transforming the business, delivering strong financial results and unlocking the value for shareholders.”

Next Level Stage 2

Implementation of Stage 2 of ABB’s Next Level strategy continues through the three focus areas of profitable growth, relentless execution and business-led collaboration.

Profitable growth

Organic growth remains the key focus of ABB’s efforts to accelerate sustainable value creation and is driven through the framework of penetration, innovation and expansion (PIE). ABB is well positioned in attractive customer markets—utilities, industry and transport & infrastructure—where it can combine its leading power & automation portfolio to deliver greater customer value. The market for ABB’s offering in these segments totals more than $600 billion a year and is now expected to grow 2.5-4.5 percent a year in the period from 2015 to 2020, influenced mainly by more moderate emerging markets growth and the slower development of oil and gas.

Technology innovation remains a cornerstone of ABB’s competitive position and a key driver of profitable organic growth. The company aims to continue strong investments into R&D of $1.5 billion a year, or close to 4 percent of revenues.

Focus areas include environmentally friendly solutions for high-efficiency power transmission, such as switchgear that uses insulating gas with significantly lower greenhouse gas impact. Another core area is the Internet of Things, Services and People that enable Web-based automation and control solutions to improve productivity and quality. The company is also pioneering disruptive technology in areas like combining artificial intelligence and 3-D printing with robotics solutions by teaming with innovative partners and providing seed capital through ABB Technology Ventures.

Complementing the ongoing focus on driving organic growth, ABB will increase its focus on value-creating acquisitions that support the shift in center of gravity and partnerships to accelerate growth in attractive segments.

Shifting the center of gravity, the divisional realignment will allow ABB to effectively tap growth opportunities by aligning the businesses better to the specific market dynamics.

The Power Grids division will be fully focused on meeting the power & automation technology challenges of power grid utilities, such as the integration of renewable energies, growing network complexity, grid automation, and the development of smart grids and microgrids.

Delivering a broad transmission and distribution offering from a single integrated source will support ABB’s organic growth ambitions by providing better customer service while enabling cost and productivity improvements to secure the targeted operational EBITA margins.

The new division will be the No. 1 supplier of power & automation solutions to power grid customers and comprise ABB’s AC (alternating current) grid, DC (direct current) grid and grid automation activities, as well as the company’s transformer and high-voltage product businesses. On a pro forma basis, the Power

Grids division had revenues in 2014 of approximately $12.6 billion, operational EBITA of approximately $600 million and an operational EBITA margin of 4.7 percent. The business employs approximately 39,000 people.

The Electrification Products division will include ABB’s medium-voltage products business as well as the breakers & switches, control products, building products, low-voltage systems and Thomas & Betts activities. This combination opens new growth opportunities by taking one of the industry’s most complete ranges of low- and medium-voltage products, solutions and services to a broader customer base through multiple common sales channels. On a pro forma basis, the Electrification Products division had 2014 revenues of approximately $10.6 billion, operational EBITA of approximately $1.7 billion and an operational EBITA margin of 16.3 percent, with approximately 42,000 employees.

All of ABB’s control solutions will be integrated into the Process Automation division and delivered across the company’s various end markets through focused front end customer interfaces. This includes the transfer of the DCS (distributed control system) business for power generation from the Power Systems division as well as the PLC (programmable logic controller) business from the Discrete Automation and Motion division.

Relentless execution

In Stage 2 of the Next Level strategy, ABB aims to close the gap in its operating performance compared with its best-in-class peers. The goal is to further transform towards a leading operating model with business processes more focused on customer needs, compensation tied more closely to performance and the development of a true performance culture.

This is being supported through focused 1,000-day programs to drive white-collar productivity—becoming lean for growth—and working capital management to provide cash for growth.

ABB’s white-collar productivity program is aimed at making the company leaner, faster and more customer focused. Productivity improvements include the rapid expansion of regional shared services and the streamlining of global operations and head office functions, with business units moving closer to key markets. The company aims to achieve cost savings at a run rate of $1 billion a year by the end of 2017, in addition to the ongoing program to reduce costs equivalent to 3-5 percent of cost of sales each year.

The cost of the program is estimated at approximately $1.2 billion, of which approximately $850 million to $900 million is restructuring and related costs and approximately $350 million is program implementation costs. ABB expects to book restructuring and related costs of $300 million to $600 million in 2015 (primarily in the fourth quarter) and approximately $150 million to $300 million in 2016 and $50 million to $250 million in 2017. Of the program implementation costs, approximately $75 million is expected to be taken in 2015, $200 million in 2016 and $75 million in 2017.

The first priority on the 1,000-days program for working capital will be to step up efforts to improve inventory management through the entire value chain, from product design through manufacturing and logistics. Measures will also be taken to reduce excess work-in-progress in large projects. The company’s ambition is to increase the number of inventory turns in line with industry benchmarks. The program is expected to free up at least $2 billion in working capital by the end of 2017.

Business-led collaboration

The divisional realignment is aimed at improving customer focus and increasing agility to support the achievement of ABB’s 2015-2020 targets.

To drive this transformation, the following changes are being made to the Executive Committee effective Jan. 1, 2016:

Claudio Facchin, currently President of the Power Systems division, will assume responsibility for the new Power Grids division.

Tarak Mehta, currently President of the Low Voltage Products division, will assume responsibility for the new Electrification Products division.

Bernhard Jucker, currently President of the Power Products division, will assume new responsibilities as President of the Europe region and chairman of the newly-created Divisional Transformation Team.

Veli-Matti Reinikkala, currently President of the Europe region, will retire after 22 years with the company.

Targeted capital allocation

ABB maintains its capital allocation priorities, focused on 1) funding organic growth, research and development and capital expenditure at attractive cash returns on invested capital (CROI); 2) paying a steadily rising sustainable dividend; 3) investing in value-creating acquisitions; and 4) returning additional cash to shareholders.

“We have a strong financial foundation to support the execution of Next Level, with clear capital allocation priorities and our continued disciplined approach,” said CFO Eric Elzvik. “Our capital expenditure program is funding high-return investments that promote the shift in the center of gravity, drive productivity improvements and support our 1,000-day programs. We plan to maintain our research and development investments near 4 percent of revenues to secure innovation leadership and continue to strengthen our market positions.

“With good progress made on the Power Systems turnaround and the integration of our previous acquisitions progressing well, we are ready to allocate more of our capital to value-creating M&A, and we’ll continue to return cash to shareholders through dividends and our share buyback program.”

The company has returned $3.5 billion to shareholders since the last Capital Markets Day in 2014, including $1.7 billion in tax-efficient distributions of capital contribution reserves and nominal share value. ABB is continuing its previously-announced two-year $4-billion share buyback. As of the end of August, the company has repurchased approximately 78 million shares for a total of approximately $1.8 billion.

Updated 2015-20 financial targets

The company is aligning its 2015-2020 revenue growth target with reduced macroeconomic expectations while keeping its ambition relative to the market. The average annual revenue growth rate target over the period from 2015 to 2020 is now 3-6 percent3 (previously 4-7 percent). Driving factors for this change include the expected continuation of lower oil prices, signs of slowing industrial production growth and forecasted emerging market growth below the levels expected in 2014.

The company reaffirms all of its other targets for profitability, operational earnings per share (EPS) growth CAGR, free cash flow conversion and return on invested capital:

ABB Next Level – 2015-20 targets[2]
Revenue growth[3]	3-6%
Operational EBITA %[4]	11-16%
Operational EPS growth CAGR[5]	10-15%
Free cash flow (FCF) conversion to net income	>90%
CROI %	Mid-teens

To reflect the new divisional structure, the 2015-2020 divisional operational EBITA margin target corridors have been set as follows:

Current operational EBITA margin corridors		Operational EBITA margin corridors (as of January 1, 2016)
Discrete Automation and Motion	14-19%	Electrification Products	15-19%

Low Voltage Products	15-19%	Discrete Automation and Motion	14-19%

Process Automation	11-15%	Process Automation	11-15%

Power Products	12-16%	Power Grids	8-12%[1]

Power Systems	7-11%	ABB	11-16%

ABB	11-16%	[1] The margin target for Power Grids is effective as of Jan. 1, 2016, after concluding the ‘step change’ program

Outlook

Management confirms the outlook provided at the end of the second quarter.

2  For definitions refer to “Supplemental Financial Information” under “Capital Markets Day 2015” — “More information” on our website at www.abb.com/investorrelations

3  Average annual revenue growth on a like-for-like basis, over six years, base year 2014.

4  Target is on a full-year basis

5  CAGR = Compound Annual Growth Rate. Base year is 2014 and target assumes constant exchange rates.

More information

The Capital Markets Day 2015 press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference and investor meeting in London, UK, starting at 08:30 a.m. and 11:00 a.m. British Summer Time (BST), respectively. Details of the event can be found at www.abb.com/investorrelations. The event will be webcast live at www.abb.com/cmd2015. The recorded sessions will be available for 12 months on our website.

Investor calendar 2015
Third-quarter 2015 results	October 21, 2015
Fourth-quarter 2015 results	February 3, 2016

ABB (www.abb.com) is a leader in power & automation technologies that enable utility, industry, and transport and infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in approximately 100 countries and employs about 140,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the “Updated 2015-2020 financial targets” and in the Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “aims to,” “plans,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

London/Zurich, September 9, 2015

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations Michael Schiendorfer, Antonio Ligi, Sandra Wiesner Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

Definitions

Capital Markets Day – September 9, 2015

The following financial measures supplement the September 9, 2015, Press Release and the Capital Markets Day 2015 presentations. These supplemental financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the six and three months ended June 30, 2015, and with the Consolidated Financial Statements prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2014, 2013 and 2012.

Reconciliations between these measures and their U.S. GAAP counterparts can be found in “Supplemental financial information” under “Capital Markets Day 2015” on our website at http://new.abb.com/investorrelations

Like-for-like growth rates

Growth rates for certain key figures may be presented and discussed on a “like-for-like” basis. The like-for-like growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Like-for-like growth rates also adjust for changes in our business portfolio. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the like-for-like growth rate. In addition, certain other portfolio changes which do not qualify as divestments are treated in a similar manner to divestments. We do not adjust for portfolio changes where the business acquired or divested has annual revenues of less than $50 million.

The following table provides a reconciliation of the reported growth in revenues to the respective like-for-like growth rate.

H1 2015 compared to H1 2014
	US$	Foreign	Acquisitions	Like-
	(as	exchange	and	for-
	reported)	impact	divestments	like
Revenues	-10%	10%	3%	3%

Operational EBITA margin	In line with the updated financial targets of ABB’s Next Level strategy, ABB changed its measure of segment profit from Operational EBITDA to Operational EBITA, effective January 1, 2015.

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EPS	Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

(i)                                restructuring and restructuring-related expenses,

(ii)                              gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,

(iii)                            foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

(iv)                           acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing the provision for income taxes by income from continuing operations before taxes. The calculation excludes the amount of gains and losses from sale of businesses and the related provision for income taxes.

Constant currency Operational EPS adjustment

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any income difference is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

	Six months ended June 30,				Change(4)
($ in millions, except per share data in $)	2015		2014
		EPS(1)		EPS(1)
Net income (attributable to ABB)	1,152	0.51	1,180	0.51
Restructuring and restructuring-related expenses(2)	61	0.03	62	0.03
Gains and losses from sale of businesses,
acquisition-related expenses and certain non-operational items(3)	46	0.02	(42)	(0.02)
FX/commodity timing differences in income from operations(2)	(78)	(0.03)	32	0.01
Acquisition-related amortization(2)	116	0.05	140	0.06
Operational net income	1,297	0.58	1,372	0.60
Constant currency Operational EPS adjustment		0.06		–
Operational EPS (constant currency basis)		0.64		0.60	8%

(1) EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total.

(2) Net of tax at the Adjusted Group effective tax rate.

(3) Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses which are net of the actual related provision for taxes.

(4) Calculated on Operational EPS before rounding.

Net debt / (Net cash)	Definition

Net debt / (Net cash)

Net debt / (Net cash) is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Cash return on invested capital (CROI)	Definition

Cash return on invested capital (CROI)

Cash return on invested capital is calculated as Adjusted cash return divided by Capital invested.

Adjusted cash return

Adjusted cash return is calculated as the sum of (i) net cash provided by operating activities, (ii) interest paid and (iii) estimate to annualize/eliminate the net cash provided by operating activities of certain acquisitions / (divestments).

Adjusted cash return for the trailing twelve months

Adjusted cash return for the trailing twelve months includes adjusted cash return as defined above recorded by ABB in the twelve months preceding the relevant balance sheet date.

Adjusted total fixed assets

Adjusted total fixed assets is the sum of (i) property, plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, and (iv) investments in equity-accounted companies less (v) deferred tax liabilities recognized in certain acquisitions.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Capital invested

Capital invested is the sum of (i) Adjusted total fixed assets, (ii) Net working capital and (iii) Accumulated depreciation and amortization.

Free cash flow conversion to net income	Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months

Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months

Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Book-to-bill ratio	Definition
Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Capex-to-D&A ratio	Definition
Capex-to-D&A ratio is calculated as Capital expenditure divided by Depreciation and amortization excluding acquisition-related amortization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 11, 2015	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance